EX-28.d.3.d.ii

EXHIBIT A

AMENDED SUBADVISORY AGREEMENT

BETWEEN

NATIONWIDE FUND ADVISORS

NATIONWIDE VARIABLE INSURANCE TRUST

AND NEUBERGER BERMAN INVESTMENT ADVISERS LLC

Effective May 4, 2009, as amended September 9, 2013

Amended April 1, 2021*

Funds of the Trust	Advisory Fees
NVIT Core Plus Bond Fund	0.175% on Subadviser Assets up to $750 million; and

0.15% on Subadviser Assets of $750 million and more.

*	As approved at the Board of Trustees Meeting held on March 8-10, 2021.

IN WITNESS WHEREOF, the parties hereto have executed this Exhibit A on the effective date set forth above.

TRUST
NATIONWIDE VARIABLE INSURANCE TRUST

By:	/s/ Christopher Graham

Name:	Christopher Graham
Title:	VP, CIO

ADVISER
NATIONWIDE FUND ADVISORS

By:	/s/ Christopher Graham

Name:	Christopher Graham
Title:	VP, CIO

SUBADVISER
NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By:	/s/ David Brown

Name:	David Brown
Title:	Managing Director